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                        [Overhill Farms, Inc. Letterhead]



                                  March 6, 2006

Via EDGAR Correspondence and Via Facsimile at (202) 772-9368
------------------------------------------------------------

H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      OVERHILL FARMS, INC.
                  REGISTRATION STATEMENT ON FORM S-3
                  AMENDMENT NO. 1 FILED FEBRUARY 14, 2006
                  FILE NO. 333-130921

                  FORM 10-Q FOR THE FISCAL QUARTER ENDED JANUARY 1, 2006 FILED JANUARY 31, 2006
                  FILE NO. 1-16699

Dear Mr. Schwall:

         This letter responds to your letter of comments dated February 24, 2006. The responses below correspond to the numbers you placed adjacent to your comments in your February 24th letter. We have lettered the bullet points in comment no. 1 to aid in the presentation of our response. We have indicated below the reasons why a revision to our Form 10-Q is unnecessary.

Form 10-Q for the Fiscal Quarter Ended January 1, 2006
------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

Liquidity and Capital Resources, page 16
----------------------------------------

1. YOU HAVE $44.8 MILLION OF DEBT DUE WITHIN 12 MONTHS WHICH YOU ANTICIPATE REFINANCING. YOU GIVE NO ASSURANCES THAT YOU WILL BE ABLE TO DO SO. DETAILED DISCLOSURE OF UNCERTAINTIES IS REQUIRED IF THEY ARE REASONABLY LIKELY TO HAVE A MATERIAL EFFECT ON YOUR LIQUIDITY OR RESULTS OF OPERATIONS. REVISE YOUR FILING TO INCLUDE A MORE ROBUST DISCUSSION OF:

         a. THE EFFECT OF THIS UNCERTAINTY THAT IS REASONABLY LIKELY TO RESULT IN YOUR LIQUIDITY OR WORKING CAPITAL DECREASING IN A MATERIAL WAY, AS REQUIRED BY REGULATION S-K ITEM 303(a)(1) AND RELATED INSTRUCTION 3-5,

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H. Roger Schwall
March 6, 2006
Page 2



         b. THE EFFECT OF THIS UNCERTAINTY THAT IS REASONABLY LIKELY TO RESULT IN A MATERIAL CHANGE IN YOUR CAPITAL RESOURCES AND THEIR RELATIVE COST, AS REQUIRED BY REGULATION S-K ITEM 303(a)(2)(ii),

         c. THE MATERIAL CHANGES IN YOUR FINANCIAL CONDITION AS OF JANUARY 1, 2006, AS REQUIRED BY REGULATION S-K ITEM 303(b)(1),

         d. THE INDICATIONS OF WHICH BALANCE SHEET, INCOME STATEMENT OR CASH FLOW ITEMS SHOULD BE CONSIDERED IN ASSESSING LIQUIDITY,

         e. A DISCUSSION OF YOUR ANALYSIS OF THE LIKELIHOOD THAT YOUR ASSETS COULD BE LIQUIDATED IN ORDER TO SATISFY THIS DEBT;

         f. THE DIFFICULTIES INVOLVED IN ASSESSING THE EFFECT OF THE AMOUNT OR TIMING OF THE REFINANCING, AND

         g. THE TYPES OF FINANCING THAT ARE REASONABLY LIKELY TO BE AVAILABLE, OR OF THE TYPES OF FINANCING THAT ARE REASONABLY LIKELY TO BE UNAVAILABLE, INCLUDING THE AMOUNTS OR RANGES INVOLVED AND THE TERMS, AND THE IMPACT ON YOUR CASH POSITION, LIQUIDITY AND RESULTS OF OPERATIONS.

         YOU MAY REFER TO FINANCIAL REPORTING CODIFICATION SECTIONS 501.02-03 AND 501.13-13(b) FOR FURTHER GUIDANCE.

         We are confident that we will be able to refinance our debt in advance of the October 2006 maturity. We have indicated in the Liquidity and Capital Resources section on pages 16-17 of our Form 10-Q for the fiscal quarter ended January 1, 2006 that, "we believe that funds available to us from operations, existing capital resources and an anticipated refinancing of our debt that matures in October 2006 will be adequate for our capital requirements for at the least the next twelve months." Our belief is based on a high level of interest from potential lenders based upon our improved earnings and cash flow and our $5.7 million reduction of debt principal in fiscal year 2005. In addition, we announced in our Form 10-Q for the fiscal quarter ended January 1, 2006 that we signed a term letter with a potential new lender for debt financing. While this term letter is not a binding refinancing agreement, the potential lender is currently conducting due diligence to proceed with the refinancing.

         If management does not proceed with a refinancing with this particular lender, we are still confident that we will be able to refinance our debt in advance of maturity with one or more of the other potential lenders who have expressed interest. Although no assurances can be given until a definitive debt agreement is signed, management believes that a satisfactory agreement will be concluded, and we conveyed this belief and many of the facts that support this belief, in the following excerpts from our Form 10-Q for the fiscal quarter ended January 1, 2006, which also address the bullet points above:

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H. Roger Schwall
March 6, 2006
Page 3


         MD&A: LIQUIDITY AND CAPITAL RESOURCES (PAGE 16)
         As of January 1, 2006, we had negative working capital of $26,322,000 due to the classification of our secured senior subordinated note and Term A note, with maturity dates of October 31, 2006, as current liabilities. We have been engaged in discussions with several potential sources of financing and anticipate we will be able to refinance our debt in advance of maturity.

                  The excerpt above addresses bullet points "a" and "c" by discussing our net working capital and the related change in the classification of our debt as current liabilities (bullet points "a" and "c"). Other than this change in classification, there were no material changes in our financial condition as of January 1, 2006. Further, we do not believe this change in classification is reasonably likely to result in our liquidity or working capital decreasing in a material way because we anticipate refinancing our debt in advance of maturity (bullet point "c").

         MD&A: RESULTS OF OPERATIONS - OTHER EXPENSES (PAGE 15)
         Any improvement in interest rates from a potential refinancing would decrease other expenses in future periods, assuming no increase in the amount of outstanding borrowings.

                  The excerpt above addresses bullet point "b." It is not reasonably likely that we will experience a material change in our capital resources and their relative cost since we are confident that we will refinance our debt in advance of maturity at improved interest rates.

         MD&A: LIQUIDITY AND CAPITAL RESOURCES (PAGES 16-17)
         Our principal source of liquidity is cash generated from our operating activities. Our cash and cash equivalents increased $654,000 to $3,309,000 at January 1, 2006 from $2,655,000 at October 2, 2005.

         During the first quarter of fiscal year 2006, our operating activities provided cash of $1,513,000 as compared to cash provided of $717,000 during the first quarter of fiscal year 2005. Cash generated from operations before working capital changes was $1,341,000. Cash generated from changes in working capital resulted from a $2,035,000 increase in accounts payable, offset by a $1,051,000 increase in inventories, a $735,000 increase in accounts receivable and a $77,000 decrease in accrued liabilities. As of January 1, 2006, we had negative working capital of $26,322,000 due to the classification of our secured senior subordinated note and Term A note, with maturity dates of October 31, 2006, as current liabilities. We have been engaged in discussions with several potential sources of financing and anticipate we will be able to refinance our debt in advance of maturity.

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H. Roger Schwall
March 6, 2006
Page 4


         During the first quarter of fiscal year 2006, our investing activities, comprised of capital expenditures, resulted in a net use of cash of approximately $371,000, as compared to a net use of cash of approximately $299,000 during the first quarter of fiscal year 2005. Current year additions to property and equipment relate to the purchase of new machinery to automate certain manufacturing processes. Capital expenditures for additional capacity, should they prove to be necessary to meet additional customer demand, may increase during fiscal year 2006 or 2007 by $3 million to $6 million from fiscal year 2005, depending on the amount of additional cooking capacity added. We anticipate that capital expenditures will be funded by cash generated from operating activities.

         During the first quarter of fiscal year 2006, our financing activities resulted in a use of cash of $488,000 as compared to a use of cash of $871,000 during the first quarter of fiscal year 2005. The use of cash in both fiscal periods resulted from principal payments on our debt, net of proceeds from the exercise of options and related tax benefits in the first quarter of fiscal year 2006.

         We believe that funds available to us from operations, existing capital resources and an anticipated refinancing of our debt that matures in October 2006 will be adequate for our capital requirements for at the least the next twelve months. However, no assurance can be given that we will be able to generate sufficient funds from operations or that we will successfully refinance our debt timely or on favorable terms. We have engaged in discussions with several potential sources of debt financing. We have signed a term letter with a potential new lender, but have not yet entered into any definitive refinancing agreements.

                  The excerpts above address bullet points "d" and "e." The discussion above identifies the items in our financial statements that are relevant to assessing liquidity, i.e., cash and cash equivalents and cash flow from operations (bullet point "d"). The assertion above regarding our ability to maintain adequate funds for our capital requirements for at least the next twelve months and the indication that we have signed a term letter with a potential new lender indicate that it is unlikely that our assets would need to be liquidated in order to satisfy our debt (bullet point "e").

         FINANCIAL STATEMENTS: NOTE 5 - DEBT (PAGE 10)
         The Company has engaged in discussions with several potential sources of debt financing. The Company has signed a term letter with a potential new lender, but has not yet entered into any definitive refinancing arrangements.

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H. Roger Schwall
March 6, 2006
Page 5


                  The excerpt immediately above from the financial statement footnotes, as well as the excerpts further above from MD&A:
                  Liquidity and Capital Resources (pages 16-17) address bullet points "f" and "g." The disclosure of the signed term letter discusses the timing of the refinancing (bullet point "f"), and the type of financing is specified by the indication of "debt financing" (bullet point "g"). Based on the discussions we have had with interested lenders, we are confident that there are a variety of debt financings available to us.

         In preparing our response to your comment no. 1, we have considered the suggested and required disclosures referred to in Financial Reporting Codification sections 501.02-03 and 501.13-13(b). We continue to believe that given our level of confidence regarding the consummation of an anticipated refinancing, our disclosures on the topics covered in bullet points "a" through "g" were accurate and complete when made and covered the suggested and required disclosures to the extent appropriate. Accordingly, we believe an amendment to our Form 10-Q is unnecessary. However, if the SEC staff feels that further clarification would be desirable, we propose that language such as the following be added to the Liquidity and Capital Resources section of future filings:

         "We have been engaged in discussions with several potential sources of debt financing. Based upon our improved earnings and cash flow and our $5.7 million reduction of debt principal in fiscal year 2005, and the resulting high level of interest from potential lenders, we anticipate we will be able to refinance our debt in advance of maturity."

Notes to Condensed Financial Statements
---------------------------------------

Note 8. Income Taxes, page 11
-----------------------------

2.       WE NOTE THE FOLLOWING ITEMS IN YOUR FILINGS:

         o IN FORM 10-Q, NOTE 5 - DEBT, ON PAGE 10, YOU DISCLOSE THAT LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P.'S (LLCP) HAS SOLD ALL ITS SHARES, REPRESENTING 38% OF YOUR OUTSTANDING SHARES, TO INSTITUTIONAL INVESTORS,
         o ON PAGE F-22 IN YOUR LATEST FORM 10-K, YOU STATE THAT YOUR NET OPERATING LOSS CARRYFORWARD TAX BENEFITS MAY BE SUBJECT TO ANNUAL LIMITATIONS DUE TO OWNERSHIP CHANGES, AND,
         o IN FORM S-3/A, ON PAGE 14, YOU DISCLOSE THAT THE INSTITUTIONAL INVESTORS ARE TO BE THE SELLING SHAREHOLDERS OF THE SHARES ACQUIRED FROM LLCP.

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H. Roger Schwall
March 6, 2006
Page 6


     WITH REGARD TO THESE DISCLOSURES:

         o TELL US THE FACTS AND CIRCUMSTANCES YOU CONSIDERED IN ORDER TO CONCLUDE THAT LLCP'S SALE OF SUCH SHARES AND/OR THE SUBSEQUENT SALE OF THOSE SHARES BY THE INSTITUTIONAL INVESTORS IS NOT NOW AND IS NOT ANTICIPATED TO BECOME A CHANGE OF CONTROL WHICH WOULD LIMIT THE UTILIZATION OF THE NET OPERATING LOSS CARRYFORWARD TAX BENEFITS. IF YOU CONCLUDE THAT IMPAIRMENT OF YOUR NOLS IS NOT AT LEAST REASONABLY POSSIBLE, TELL US THE FACTS AND CIRCUMSTANCES YOU EVALUATED IN REACHING THIS CONCLUSION.

         o IF UTILIZATION OF THE NOLS IS OR WILL BECOME LIMITED, REVISE YOUR FINANCIAL STATEMENTS, FOOTNOTES AND MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AS APPROPRIATE, TO REFLECT ANY ESTIMATED OR POTENTIAL LIMITATION ON THE USE OF SUCH DEFERRED TAX BENEFITS. PLEASE ALSO REFER TO THE GUIDANCE IN SOP 94-6, PARAGRAPHS 12-18, IF YOU BELIEVE THAT YOUR ESTIMATES MAY NEED TO BE CHANGED IN THE NEAR TERM.


         Section 382 of the Internal Revenue Code sets limitations on the utilization of net operating losses (NOLs) when a corporation has an ownership change. Such an ownership change is deemed to have occurred when the percentage of stock owned by one or more '5-percent shareholders' of the corporation has increased by more than 50 percentage points over the lowest percentage of stock of the corporation owned by such shareholders at any time during the previous three years.

         We periodically test for ownership changes and updated our testing after LLCP's sale. The results of our testing indicate that the sale of shares by LLCP to the institutional investors and the subsequent resale of those shares by the institutional investors is not now, and is not anticipated to become, a change of ownership that would limit our NOL utilization under federal or California laws.

         Our testing considered the following scenarios:

         1. We calculated the ownership change percentages under IRC 382 rules for our current direct ownership.
         2. We calculated the ownership change percentages under IRC 382 rules assuming that all outstanding options were exercised.
         3. We considered the possible effect of all institutional investors selling their shares.
         4. We evaluated the possible impact of an individual who is a director and beneficial owner of more than 10% of our outstanding common stock ("Insider Shareholder") selling his shares.

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H. Roger Schwall
March 6, 2006
Page 7


         Our calculation indicates aggregate ownership changes of 42.3% under our current direct ownership and 42.8% assuming that all outstanding options were exercised. If all of the institutional investors resell the shares they purchased from LLCP, the total percentage change in ownership would not significantly change the analysis.

         We also considered the possible impact of the Insider Shareholder selling his shares. If the Insider Shareholder were to immediately liquidate all of his shares, we would experience a change in ownership. Under Rule 144, however, at our current levels of trading volume, the Insider Shareholder is limited to selling 152,603 shares per quarter (1% of the total shares outstanding).

         Assuming that the Insider Shareholder began selling shares immediately, it would take seven quarters to create an ownership change. We forecast utilizing our NOL within 6 quarters. We anticipate utilizing enough of our NOL to make a section 382 limitation irrelevant within 5 quarters.

         A possible but improbable scenario would be a private sale by the Insider Shareholder of all of his shares. We deem this scenario to be unlikely as such a sale of unregistered shares would have to be made at a deep discount, and the Insider Shareholder has not indicated to us any interest in making such a sale. Had he desired to sell his shares in a private placement, he likely could have done so at the same time as LLCP. Additionally, unlike LLCP, the Insider Shareholder does not have an investor rights agreement that would require us to assist him in a private placement of his shares. All of these factors were sufficient for management to consider a private sale by the Insider Shareholder of all of his shares an unlikely scenario.

         However, if all of these impediments were overcome and the Insider Shareholder arranged a private placement, IRC 382 would limit our NOL utilization to an approximate $2.2 million per year based upon our current market capitalization.

         If this unlikely set of circumstances were to occur, our NOL would be limited. However, projected taxable income could be offset by the NOL (as limited) over a 2 to 3 year period. As we can forecast the utilization of the NOL, even when limited to such a short horizon, management does not see a need to provide a valuation allowance against its deferred tax asset.

         We trust the foregoing is responsive to your comments. We look forward to receiving your feedback so that we may request acceleration of effectiveness of the Form S-3/A No. 1 as soon as possible. In the meantime, if you have any questions, please contact our counsel, Cristy Parker, at (714) 641-3446.

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H. Roger Schwall
March 6, 2006
Page 8



                                             Sincerely,


                                             /s/ John L. Steinbrun
                                             ---------------------
                                             John L. Steinbrun
                                             Chief Financial Officer

cc:      Carmen Moncada-Terry
         Gary Newberry
         Sandra Eisen